

July 25, 2011

Via E-Mail

Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

       Re: **Telvent GIT, S.A.**
             Schedule TO-T/A filed July 20, 2011 by Schneider Electric España,
               S.A.U. and Schneider Electric SA
             SEC File No. 005-80455

Dear Mr. Bird:

     We have limited our review of the filings to those issues we have addressed in our comments.

Offer to Purchase

<u>Conditions of the Offer, page 44</u>

1.   We do not agree with the analysis and conclusion set forth in your response to comment 4 of our July 11, 2011 letter. In view of your client's failure to comply with our earlier comments with respect to the operation of the offer conditions, we believe that the existing disclosure is deficient insofar as it does not adequately communicate to security holders that the offerors will obtain a conditional option to purchase the shares following the offer expiration date during which time security holders will not be able to react to market information. While the staff of the Division of Corporation Finance will not undertake any further review of this disclosure in the Schedule TO-T at this time, the staff comment requesting that certain disclosure be revised to indicate that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, will be satisfied or waived prior to expiration remains outstanding. All persons who are by statute and rule responsible for the adequacy and accuracy of the Schedule TO-T are urged to be certain that all required information has been included.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions